Exhibit 23.2

AUDITORS’ CONSENT

We have read the S - 4/A No. 1 filing of Metalline Mining Company dated March 5, 2010 relating to the Merger and Reorganization between Dome Ventures Corp. (“the Company”) and Metalline Mining Company. We have complied with Canadian and United States generally accepted standards for an auditors’ involvement with such offering documents.

We consent to the use in the above-mentioned S – 4/A No. 1 filing of our report dated December 2, 2009, except as to Notes 11 (b)(iii) and (iv) and 12 which are as of January 29, 2010, to the Company’s directors on the following consolidated financial statements:

•	Balance sheets as at September 30, 2009 and 2008;
•	Statement of operations, comprehensive loss and deficit and cash flows for the years ended September 30, 2009 and 2008.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 5, 2010